UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-30852

CUSIP NUMBER

399909100

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grupo Financiero Galicia S.A.

Full name of registrant

Former name if applicable:

Tte. Gral. Juan D. Perón 430, 25th Floor

Address of principal executive office

Buenos Aires, Argentina (CP1038AAJ)

City, state and zip code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Financiero Galicia S.A. (the “Company”) is notifying the Securities and Exchange Commission that the Company is utilizing Rule 12b-25, which allows for a filing of its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”) to be deemed timely if filed within the 15-day extension period.

As a result of the first time application of IFRS Standards in the preparation of the Company’s financial statements, the Company is unable to timely file its Form 20-F. In addition, as a result of Argentina being qualified as a hyperinflationary economy in 2018 and as the Company uses the Argentine Peso as its functional currency, the Company is therefore required to apply IAS 29 (“Financial Reporting in Hyperinflationary Economies”) for accounting periods ending on or after July 1, 2018. Due to the considerable time and resources required to be devoted by management and the administrative requirements related to the application of IFRS Standards and IAS 29 and the restatement of its financial statements, the Company has been unable to complete the preparation of its 20-F without unreasonable effort or expense and the restatement procedures are still in process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Pedro A. Richards	5411	4 343 7528
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the application to IFRS Standards and the adjustments related to the application to IAS 29 will significantly impact its financial statements however, as such restatement procedures remain in process, the Company is unable to provide a quantitative estimate of such changes.

Grupo Financiero Galicia S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By:	/s/ Pedro A. Richards
	Name:	Pedro A. Richards
	Title:	Chief Executive Officer